UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2014
_________________
SECURITIES REGISTERED*
(As of the close of the fiscal year)
Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
Monique Smith
Ontario Representative
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:

Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8
* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2014 (the "Annual Report") as follows:
The following additional exhibit is added to the Annual Report:
Exhibit (99.5)	Ontario Finances 2015–16 First Quarter Update

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

August 14, 2015	PROVINCE OF ONTARIO (Name of registrant)
By: /s/ Opallycia A. Kandelas Name: Opallycia A. Kandelas Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

EXHIBIT INDEX
Exhibit (99.5):	Ontario Finances 2015–16 First Quarter Update